                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                      Spelling Entertainment Group Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)



                                 Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   847807104
                              -------------------
                                 (CUSIP Number)

Thomas W. Hawkins                          Copy to:
Senior Vice President,                     Bryan D. Rosenberger
General Counsel and Secretary              Eckert Seamans Cherin & Mellott
200 South Andrews Avenue                   600 Grant Street, 42nd Floor
Fort Lauderdale, Florida  33301            Pittsburgh, Pennsylvania 15219
(305) 832-3000                             (412) 566-6000
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                July 30, 1994
- --------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


Check the following box if a fee is being paid with the statement.   [ ]

                                  SCHEDULE 13D


CUSIP No. 847807104


1.       Name of Reporting Person:  SEGI Holding Co.
         I.R.S. Identification No.:  65-0418084

2.       Check the Appropriate Box if a Member of a Group   (a)   [x]
                                                            (b)   [ ]

3.       SEC Use Only

4.       Source of Funds:  OO, AF

5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [ ]

6.       Citizenship or Place of Organization:  Delaware

Number of             7.     Sole Voting Power:                   45,658,640
 Shares
Beneficially          8.     Shared Voting Power:                 -0-
 Owned by
   Each               9.     Sole Dispositive Power:              45,658,640
Reporting
 Person              10.     Shared Dispositive Power:            -0-
  With

11.      Aggregate Amount Beneficially Owned by Each
         Reporting Person:                                        45,658,640

12.      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                  [x]

13.      Percent of Class Represented by Amount in Row (11):      52.44%

14.      Type of Reporting Person:  CO

                                  SCHEDULE 13D


CUSIP No. 847807104


1.       Name of Reporting Person:  Repinvesco, Inc.
         I.R.S. Identification No.:  51-0347052

2.       Check the Appropriate Box if a Member of a Group   (a)   [x]

                                                            (b)   [ ]

3.       SEC Use Only

4.       Source of Funds:   OO, AF

5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [ ]

6.       Citizenship or Place of Organization:  Delaware

Number of              7.     Sole Voting Power:                  1,337,148
 Shares
Beneficially           8.     Shared Voting Power:                -0-
 Owned by
   Each                9.     Sole Dispositive Power:             1,337,148
Reporting
 Person               10.     Shared Dispositive Power:           -0-
  With

11.      Aggregate Amount Beneficially Owned by Each
         Reporting Person:                                        1,337,148

12.      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                  [x]


13.      Percent of Class Represented by Amount in Row (11):      1.51%

14.      Type of Reporting Person:  CO

                                 SCHEDULE 13D


CUSIP No. 847807104


1. Name of Reporting Person: Blockbuster Interactive Entertainment, Inc. I.R.S. Identification No.: 65-0446055

2.       Check the Appropriate Box if a Member of a Group   (a)   [x]

                                                            (b)   [ ]

3.       SEC Use Only

4.       Source of Funds:   OO, AF

5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [ ]

6.       Citizenship or Place of Organization:  Delaware

Number of              7.     Sole Voting Power:                  22,015,062
 Shares
Beneficially           8.     Shared Voting Power:                -0-
 Owned by
   Each                9.     Sole Dispositive Power:             22,015,062
Reporting
 Person               10.     Shared Dispositive Power:           -0-
  With

11.      Aggregate Amount Beneficially Owned by Each
         Reporting Person:                                        22,015,062

12.      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                  [x]


13.      Percent of Class Represented by Amount in Row (11):      25.28%

14.      Type of Reporting Person:  CO

                                  SCHEDULE 13D


CUSIP No. 847807104


1. Name of Reporting Person: Blockbuster Entertainment Corporation I.R.S. Identification No.: 75-1849418

2.       Check the Appropriate Box if a Member of a Group   (a)   [x]

                                                            (b)   [ ]

3.       SEC Use Only

4.       Source of Funds:   OO, AF

5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [ ]

6.       Citizenship or Place of Organization:  Delaware

Number of              7.     Sole Voting Power:                  -0-
 Shares
Beneficially           8.     Shared Voting Power:                -0-
 Owned by
   Each                9.     Sole Dispositive Power:             -0-
Reporting
 Person               10.     Shared Dispositive Power:           -0-
  With

11.      Aggregate Amount Beneficially Owned by Each
         Reporting Person:                                        -0-

12.      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                  [x]


13.      Percent of Class Represented by Amount in Row (11):      -0-

14.      Type of Reporting Person:  CO

                                 SCHEDULE 13D


CUSIP No. 847807104

1. Name of Reporting Person: Blockbuster Pictures Holding Corporation I.R.S. Identification No.: 65-0418087

2.       Check the Appropriate Box if a Member of a Group   (a)   [x]

                                                            (b)   [ ]

3.       SEC Use Only

4.       Source of Funds:  OO, AF

5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                  [ ]

6.       Citizenship or Place of Organization:  Delaware

Number of              7.     Sole Voting Power:                  -0-
 Shares
Beneficially           8.     Shared Voting Power:                -0-
 Owned by
   Each                9.     Sole Dispositive Power:             -0-
Reporting
 Person               10.     Shared Dispositive Power:           -0-
  With

11.      Aggregate Amount Beneficially Owned by Each
         Reporting Person:                                        -0-

12.      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                  [x]


13.      Percent of Class Represented by Amount in Row (11):      -0-

14.      Type of Reporting Person:  CO

          This statement amends Items 2, 3, 5, 6 and 7 of the Schedule 13D of BEC, Holdings, SEGI and REPI dated March 7, 1993, as amended by Amendment No. 1 dated March 31, 1993, Amendment No. 2 dated June 25, 1993, Amendment No. 3 dated September 12, 1993, Amendment No. 4 dated September 17, 1993, Amendment No. 5 dated October 5, 1993, Amendment No. 6 dated December 8, 1993, Amendment No. 7 dated January 31, 1994, Amendment No. 8 dated April 26, 1994 and Amendment No. 9 dated June 28, 1994 (as so amended, the "Schedule 13D"). All capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.


ITEM 2.   IDENTITY AND BACKGROUND.

          Item 2 of the Schedule 13D is amended as follows:

          This statement is filed on behalf of BEC, Holdings, SEGI, REPI and Blockbuster Interactive Entertainment, Inc. ("BIEI"), a Delaware corporation and a wholly-owned subsidiary of Holdings. The principal place of business and executive offices of BIEI is One Blockbuster Plaza, Fort Lauderdale, Florida 33301. BIEI is principally engaged in the business of investments. BEC, Holdings, SEGI, REPI and BIEI are collectively referred to herein as the "Reporting Persons."

          The executive officers and directors of REPI listed on Schedule I to the Schedule 13D also serve in identical capacities as the executive officers and directors of BIEI. Filed as Schedule I to this statement is a supplement to Schedule I to the Schedule 13D, which supplement is a list of recently appointed executive officers of the Reporting Persons containing the following information with respect to such persons: (i) name, (ii) business address and
(iii) present principal occupation or employment and the name and, if different from such person's business address, the address of any other corporation or other organization in which such employment is conducted. Each person listed on Schedule I hereto is a United States citizen.

          During the past five years, none of the persons named in Schedule I hereto (based on information provided by such individuals) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Schedule 13D is amended to reflect the following:

          On July 30, 1994, the Company, BEC and BIEI entered into the Exchange Agreement contemplated by the Letter Agreement, and consummated the transactions contemplated by the Exchange Agreement. The transactions contemplated by the VIE Agreements were consummated on July 29, 1994.

          Set forth in this Item 3 and in Item 6 below are descriptions of selected provisions of the Exchange Agreement. Such descriptions are qualified in their entirety by reference to the copy of such agreement filed as an Exhibit hereto, which is incorporated by reference herein and is made a part hereof to the same extent as though set forth herein in full.

          Subsequent to the date of the Letter Agreement, but prior to the Closing, BEC acquired 1,518,282 Ordinary Shares not contemplated by the Letter Agreement (the "Additional Ordinary Shares") from Hasbro, Inc. Pursuant to the Exchange Agreement, BIEI delivered to the Company 8,686,984 Ordinary Shares (which includes the Additional Ordinary Shares) and an option to acquire 550,000 Ordinary Shares (collectively, the "VIE Interests"), and the Company delivered to BIEI 22,015,062 shares of Common Stock. The number of shares of Common Stock delivered to BIEI pursuant to the Exchange Agreement was determined by dividing (i) $197,034,805, which represents the aggregate cost of the VIE Interests to BIEI and its affiliates (including the fees and expenses incurred by BIEI and its affiliates in connection with their acquisitions of the VIE Interests), by (ii) $8.95, which is the average of the closing sales price per share of Common Stock, as reported on the New York Stock Exchange Composite Tape and published in The Wall Street Journal (Southeast Edition), for the five trading days ended June 27, 1994, which is the date prior to the date on which BEC and the Company entered into the Letter Agreement.

          As a result of the Exchange, the Company owns approximately 90% of the outstanding Ordinary Shares of VIE.

          VIE, a company organized under the laws of the United Kingdom, develops and publishes video game and entertainment software compatible with all leading consumer hardware systems, including Nintendo and Sega 8-bit and 16-bit consoles and portable systems, and personal computer and CD-ROM systems. Its titles, which are developed by its internal staff and by third party developers, feature proprietary content as well as intellectual properties licensed from others, and are sold worldwide to retailers, distributors and mass merchandisers.

          See Item 6 for additional information that may be required by this
Item 3.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

          Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

          SEGI currently beneficially owns and has sole voting power with respect to 45,658,640 shares of Common Stock of the Company, representing approximately 52.44% of the Common Stock issued and outstanding (based on the number of shares of Common Stock issued and outstanding on July 26, 1994 plus the 22,015,062 shares of Common Stock delivered to BIEI pursuant to the Exchange Agreement). BIEI currently owns and has sole voting power with respect to 22,015,062 shares of Common Stock, representing approximately 25.28% of the Common Stock issued and outstanding. The aggregate of 67,673,702 shares of Common Stock owned by SEGI and BIEI represent approximately 77.72% of the Common Stock issued and outstanding.

          REPI presently holds the Warrants to acquire 1,337,148 shares of Common Stock. The Warrants, which relate to 990,480 shares of Common Stock and 346,668 shares of Common Stock, may be exercised in whole or in part at any time until February 11, 1998. The purchase price for each share of Common Stock purchasable pursuant to the Warrants is $6.9667. REPI may be deemed to beneficially own the 1,337,148 shares of Common Stock underlying the Warrants, representing approximately 1.51% of the Common Stock issued and outstanding.

          It is anticipated that SEGI, BIEI and REPI will be merged, with SEGI being the surviving corporation. In such event SEGI will own 67,673,702 shares of Common Stock and the Warrants.

          SEGI, REPI, BIEI and their parent entities, Holdings and BEC, may be deemed to be a group under Section 13(d)(3) of the Exchange Act, such that the shares of Common Stock beneficially owned by one such entity are deemed to be beneficially owned by each of the other such entities. Neither Holdings nor BEC beneficially own (or are deemed to beneficially own) any shares of capital stock of the Company in addition to those reported above.

          Except as indicated herein, neither the Reporting Persons nor any of the persons listed on Schedule I to the Schedule 13D (based on information provided by such individuals) presently beneficially owns any Common Stock. Except as described herein, no transactions in Common Stock were effected during the past 60 days by any person named in Item 2 of the Schedule 13D (based on information provided by such individuals).


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 of the Schedule 13D is amended to reflect the fact that the Exchange has been consummated and to reflect the following:

          The Exchange Agreement provides that immediately following the Closing, the Company shall offer to each employee of VIE who, immediately prior to the Closing, held an option or options to acquire Ordinary Shares (each, an "Employee Option"), the opportunity to convert his Employee Options into the right to receive upon payment of the exercise price thereunder (as adjusted by multiplying such exercise price by .4244), 2.3562 shares of Common Stock for each Ordinary Share into which such Employee
Option was exercisable immediately prior to the Closing. Certain adjustments may be made to the foregoing conversion formula to accomodate individual employees' situations. In connection with the Exchange, the Company also agreed to grant new stock options under the Company's 1994 Stock Option Plan to certain senior officers of VIE.

          Except for the changes discussed below, the provisions relating to the Spelling/VIE Option contained in the Exchange Agreement are as discussed in the
Schedule 13D.

          The Company has the right to require BEC to exercise the BEC/VIE Option, in which case, the Company has the obligation to purchase all, but not less than all, of the VIE Option Shares so acquired for the Spelling/VIE Option Price.

          In the event that BEC acquires any or all of the VIE Option Shares other than pursuant to the BEC/VIE Option at an average price per share (the "Alternate BEC/VIE Option Price") substantially equivalent to, or less than, the per share price that would have been payable pursuant to the formula used to determine the BEC/VIE Option Price, then BEC may require the Company to purchase from BEC and the Company may require BEC to sell to the Company, all, but not less than all, of the VIE Option Shares so acquired for the Alternate BEC/VIE Option Price.

          Both the Spelling/VIE Option Price and the Alternate Spelling/VIE Option Price include the fees and expenses incurred by BEC in connection with its acquisition of the VIE Option Shares. The Company may pay the Spelling/VIE Option Price in cash or by delivery of a number of shares of Common Stock equal to the quotient of (I) the Spelling/VIE Option Price or the Alternate Spelling/VIE Option Price, as the case may be, divided by (II) the market price of the Common Stock prior to the closing of the Spelling/VIE Option.

          As discussed in the Schedule 13D, BEC may pay amounts due in connection with the Note and the exercise of the BEC/VIE Option by delivery of shares of Common Stock to the Vendors. BEC has agreed with the Vendors that BEC will not so deliver shares of Common Stock, if, as a result of such delivery, the Vendors (considered as a group) would beneficially own five percent or more of the then outstanding shares of Common Stock, or, in the case of an individual Vendor, if such Vendor is or is likely to become a director or officer (as such term is defined in Rule 16a-1 under the Exchange Act) of the Company. The Company has agreed to register for resale any shares of Common Stock so delivered to the Vendors.

          The identity of the Vendors is set forth on Schedule III to the
Schedule 13D.

          See Items 3 and 5 for additional information that may be required by this Item 6.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          A.      Agreement pursuant to Rule 13d-1(f)(1)(iii).

          B. Exchange Agreement, dated July 30, 1994, among Spelling Entertainment Group Inc., Blockbuster Entertainment Corporation and Blockbuster Interactive Entertainment, Inc.

SIGNATURES.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                    BLOCKBUSTER ENTERTAINMENT
                                      CORPORATION


August 4, 1994                      By:/s/ Thomas W. Hawkins
- --------------                         ---------------------
    Date                               Thomas W. Hawkins
                                       Senior Vice President, General
                                       Counsel and Secretary


                                    BLOCKBUSTER PICTURES HOLDING
                                      CORPORATION


August 4, 1994                      By:/s/ Thomas W. Hawkins
- --------------                         ---------------------
    Date                               Thomas W. Hawkins
                                       Senior Vice President, General
                                       Counsel and Secretary


                                    SEGI HOLDING CO.


August 4, 1994                      By:/s/ Thomas W. Hawkins
- --------------                         ---------------------
    Date                               Thomas W. Hawkins
                                       Senior Vice President, General
                                       Counsel and Secretary


                                    REPINVESCO, INC.


August 4, 1994                      By:/s/ Thomas W. Hawkins
- --------------                         ---------------------
    Date                               Thomas W. Hawkins
                                       Senior Vice President, General
                                       Counsel and Secretary


                                    BLOCKBUSTER INTERACTIVE
                                      ENTERTAINMENT, INC.


August 4, 1994                      By:/s/ Thomas W. Hawkins
- --------------                         ---------------------
    Date                               Thomas W. Hawkins
                                       Senior Vice President, General
                                       Counsel and Secretary

                                   SCHEDULE I

          The following is a list of recently appointed executive officers of Blockbuster Entertainment Corporation. The business address of each of the following executive officers is One Blockbuster Plaza, Fort Lauderdale, Florida 33301.


                               Executive Officers
                               ------------------

Name and Principal Occupation
- -----------------------------

James J. Blosser
President - Blockbuster Park Division
Blockbuster Entertainment Corporation

Gerald R. Geddis
Senior Vice President - Domestic Video Division
Blockbuster Entertainment Corporation

Robert Henninger
Senior Vice President and Chief Administrative Officer
Blockbuster Entertainment Corporation

          Additionally, Gerald W. B. Weber, formerly Senior Vice President - Consumer Division, was recently appointed to the position of President - Domestic Music with Blockbuster Entertainment Corporation.

                                 Exhibit Index
                                 -------------

Description of Exhibit
- ----------------------

A.     Agreement pursuant to Rule 13d-1(f)(1)(iii).

B. Exchange Agreement, dated July 30, 1994, among Spelling Entertainment Group Inc., Blockbuster Entertainment Corporation and Blockbuster Interactive Entertainment, Inc.

                                   Exhibit A


          Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, each of the undersigned entities agrees that the statement to which this Exhibit is attached is filed on its behalf.

                                   BLOCKBUSTER ENTERTAINMENT
                                   CORPORATION


Date:  August 4, 1994              By:/s/ Thomas W. Hawkins
                                      ----------------------------------------
                                      Thomas W. Hawkins
                                      Senior Vice President, General Counsel
                                      and Secretary


                                   BLOCKBUSTER PICTURES HOLDING
                                   CORPORATION


Date:  August 4, 1994              By:/s/ Thomas W. Hawkins
                                      ----------------------------------------
                                      Thomas W. Hawkins
                                      Senior Vice President, General Counsel
                                      and Secretary


                                   SEGI HOLDING CO.


Date:  August 4, 1994              By:/s/ Thomas W. Hawkins
                                      --------------------------------------
                                      Thomas W. Hawkins
                                      Senior Vice President, General Counsel
                                      and Secretary


                                   REPINVESCO, INC.


Date:  August 4, 1994              By:/s/ Thomas W. Hawkins
                                      -----------------------------------
                                      Thomas W. Hawkins
                                      Senior Vice President, General Counsel
                                      and Secretary

                                   BLOCKBUSTER INTERACTIVE
                                   ENTERTAINMENT, INC.

Date:  August 4, 1994              By:/s/ Thomas W. Hawkins
                                      ---------------------
                                      Thomas W. Hawkins
                                      Senior Vice President, General
                                      Counsel and Secretary

                                   EXHIBIT B
                                   ---------

                               EXCHANGE AGREEMENT


          THIS EXCHANGE AGREEMENT (this "Agreement") is entered into as of July 30, 1994 by and among SPELLING ENTERTAINMENT GROUP INC., a Florida corporation (the "Company"), BLOCKBUSTER ENTERTAINMENT CORPORATION, a Delaware corporation ("BEC"), and BLOCKBUSTER INTERACTIVE ENTERTAINMENT, INC., a Delaware corporation ("BIEI").

                                   RECITALS:

          A.   BIEI currently owns 8,686,984 ordinary shares (the "VIE Shares"),
L.0.008 par value per share ("Ordinary Shares"), of Virgin Interactive Entertainment plc, a company organized under the laws of the United Kingdom ("VIE"), and an option to acquire 550,000 Ordinary Shares (collectively with the VIE Shares, the "VIE Interests").

          B. BIEI and the Company desire to enter into a transaction pursuant to which BIEI will exchange the VIE interests for newly issued shares of common stock, $0.10 par value per share, of the Company ("Spelling Stock").

          C. The parties are willing to engage in such transaction as well as enter into certain other arrangements on the terms and subject to the conditions set forth below.

          NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants, agreements and conditions set forth below, the parties hereto hereby agree as follows:

                                   ARTICLE I
                          AGREEMENT TO EXCHANGE SHARES

          On the terms and subject to the conditions set forth herein, at the Closing (as defined in Section 3.1) the following transactions shall occur:

          1.1 VIE INTERESTS. BIEI shall convey, transfer and deliver to the Company, and the Company shall acquire and accept from BIEI, the VIE Interests.

          1.2 SPELLING STOCK. Spelling shall issue, convey, transfer and deliver to BIEI, and BIEI shall acquire and accept from the Company, 22,015,062 shares of Spelling Stock (the "Spelling Shares"), which is the number of shares of Spelling Stock determined pursuant to Section 2.1.

                                   ARTICLE II
                              EXCHANGE CALCULATION

          2.1 EXCHANGE CALCULATION. The aggregate number of shares (rounded to the nearest whole share) of Spelling Stock to be delivered to BIEI pursuant to
Section 1.2 is equal to the number obtained by dividing (i) $197,034,805, which represents the aggregate cost of the VIE Interests to BIEI and its affiliates (including the fees and expenses, as set forth on Schedule 2.1, incurred and to be incurred by BIEI and its affiliates in connection with their acquisitions of the VIE Interests), by (ii) $8.95, which is the average of the closing sales prices per share of Spelling Stock, as reported on the New York Stock Exchange Composite Tape and published in The Wall Street Journal (Southeast Edition), for the five trading days ended June 27, 1994, which is the date prior to the date on which BEC and the Company entered into an agreement in principle to enter into this Agreement.

                                  ARTICLE III
                                    CLOSING

          3.1 TIME AND PLACE OF CLOSING. The closing of the transactions contemplated hereby shall take place at the offices of BEC, in Ft. Lauderdale, Florida, at 10:00 a.m., local time, on or as of July 30, 1994, subject to the fulfillment or waiver at or prior to such time of closing of all of the conditions set forth in Articles VIII and IX. In this Agreement, such event is referred to as the "Closing" and such date and time are referred to as the "Closing Date."

                                   ARTICLE IV
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          To induce BIEI and BEC to enter into this Agreement and to consummate the transactions contemplated hereby, the Company makes the following representations and warranties, which representations and warranties (except for those set forth in Section 4.11) shall terminate at the Closing:

          4.1 ORGANIZATION, GOOD STANDING AND POWER. The Company and each of its significant subsidiaries (as defined in Section 4.6) is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation. The Company and each of its significant subsidiaries has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business and in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure to so qualify would not have a material adverse effect on the Company and its subsidiaries taken as a whole. Any reference in this Agreement to any event, change or effect being "material" with respect to any entity or entities taken as a whole means a material event, change or effect related to the financial condition, properties, assets, liabilities, businesses, prospects or operations of such entity or entities taken as a whole other than changes generally affecting the industry or industries in which the applicable entity operates.

          4.2 AUTHORIZATION. The Company has full power and authority to enter into this Agreement and to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. Subject to compliance with the requirements of Section 607.0832(1)(a) of the Florida 1989 Business Corporation Act, as amended, the execution, delivery and performance of this Agreement and all other agreements, instruments and documents contemplated hereby to be executed by the Company and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action of the Company. This Agreement has been duly executed and delivered by the Company, and this Agreement and all other agreements and instruments contemplated hereby to be executed by the Company are (or upon execution and delivery thereof by the Company will be) valid and binding agreements of the Company, enforceable against the Company in accordance with their respective terms except (i) as the same may be limited by applicable bankruptcy, insolvency, moratorium or similar laws of general application relating to or affecting creditors' rights, including the effect of statutory or other laws regarding fraudulent conveyances and preferential transfers, and (ii) for the limitations imposed by general principles of equity. The foregoing exceptions set forth in clauses (i) and (ii) are hereinafter referred to as the "Enforceability Exceptions."

          4.3 NO BREACH. The execution and delivery of this Agreement by the Company do not, and the consummation of the transactions contemplated hereby will not, (i) violate or conflict with the articles of incorporation, as amended, of the Company (the "Articles of Incorporation") or the bylaws, as amended, of the Company (the "Bylaws") or (ii) constitute a breach or default (or an event that with notice or lapse of time or both would become a breach or default), or give rise to any lien, third party right of termination, cancellation, material modification or acceleration, under any material agreement, understanding or undertaking to which the Company or any of its significant subsidiaries is a party or by which it or any of them is bound or any law, rule or regulation to which it or any of them is subject.

          4.4 CONSENTS AND APPROVALS. Neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby will require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority or any other person or entity, except (i) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent the Company from performing its obligations under this Agreement without having a material adverse effect on the Company and its subsidiaries; (ii) the filing of any reports or forms required by "blue sky" regulations; (iii) the filing of reports required under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and (iv) filings required to be made by BEC and/or BIEI.

          4.5 CHARTER DOCUMENTS; CAPITAL STRUCTURE. The Company has delivered to BEC true and complete copies of the Articles of Incorporation and the Bylaws. The authorized capital stock of the Company consists of 300,000,000 shares of common stock, $.10 par value per share, and 20,000,000 shares of preferred stock, $.10 par value per share, of which 65,060,465 shares and no shares, respectively, were outstanding as of July 26, 1994. Except as set forth in the SEC Documents (as defined in Section 4.6), there are no (i) existing preemptive rights, options, warrants, calls, subscriptions or other rights or other agreements or commitments obligating the Company or any of its subsidiaries to issue, transfer or sell any shares of capital stock of the Company or any of its subsidiaries or (ii) voting trusts or other agreements or understandings to which the Company or any of its subsidiaries is a party with respect to the voting of capital stock of the Company.

          4.6 SEC DOCUMENTS. As of their respective dates, the SEC Documents (as defined below) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As used herein, "SEC Documents" means, collectively, each report, schedule, registration statement and definitive proxy statement, including exhibits filed therewith (but excluding exhibits incorporated therein by reference and not attached thereto), filed by the Company with the Securities and Exchange Commission (the "SEC") since January 1, 1993, which to the best knowledge of the Company, are all the documents (other than preliminary materials) that the Company was required to file with the SEC since such date. The financial statements of the Company included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles during the periods presented (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited statements, to normal, recurring audit adjustments) the financial position of the Company and its consolidated subsidiaries as of the date thereof and the results of their operations and their cash flows for the periods then ended.

          4.7 LITIGATION. Except as disclosed in the SEC Documents there is no suit, action or proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its subsidiaries that will have a material adverse effect on the Company and its subsidiaries taken as a whole, nor is there any judgment, decree, injunction, rule or order of any governmental authority, court of competent jurisdiction or arbitrator outstanding against the Company or any of its subsidiaries having, or which the Company believes in the future would have, any such effect.

          4.8 ABSENCE OF ADVERSE CHANGES. Except as disclosed in the SEC Documents, since March 31, 1994 the Company and its significant subsidiaries have conducted their respective businesses only in the ordinary course, and there has not been (i) any damage, destruction or loss, whether covered by insurance or not, which has or could have a material adverse effect on the Company and its subsidiaries taken as a whole or (ii) any transaction, commitment, dispute or other event or condition of any character (whether or not in the ordinary course of business) individually or in the aggregate having, or which the Company believes in the future would have, a material adverse effect on the Company and its subsidiaries taken as a whole.

          4.9 THE SPELLING SHARES. The Spelling Shares have been duly and validly authorized and, when issued in accordance with the terms hereof, will be (i) duly and validly issued, fully paid and nonassessable and (ii) free and clear of all liens, encumbrances, mortgages, pledges, security interests, restrictions, prior assignments and claims of any kind or nature whatsoever (collectively, "Liens"), except any created by this Agreement or by BIEI or BEC.

          4.10 COMPLIANCE WITH LAWS. To the knowledge of the Company, (a) the Company and its subsidiaries are in compliance with all laws, regulations and orders applicable to them except with respect to failures to comply with laws, ordinances, rules or regulations which, if fully enforced, would not have a material adverse effect on the Company and its subsidiaries taken as a whole and (b) except as set forth on Schedule 4.10, or as disclosed in the SEC Documents, since January 1, 1989, neither the Company nor its subsidiaries has been cited, fined or otherwise notified of any asserted past or present failure to comply with any laws, except with respect to failures to comply which, if repeated, would not have a material adverse effect on the Company and its subsidiaries taken as a whole, and, to the best knowledge of the Company, no proceeding with respect to any such violation is contemplated.

          4.11 INVESTMENT INTENT. The Company is acquiring the VIE Interests for its own investment and not with a view to, or for sale in connection with, any distribution of any of the VIE Interests in violation of applicable securities laws. The Company has sufficient business or financial experience to have the capacity to protect its own interests in connection with the acquisition of the VIE Interests and is able to bear the economic risk of its investment.

                                   ARTICLE V
                 REPRESENTATIONS AND WARRANTIES OF BEC AND BIEI

          To induce the Company to enter into this Agreement and to consummate the transactions contemplated hereby, BEC and BIEI make the following representations and warranties, which representations and warranties (except for those set forth in Section 5.5) shall terminate at the Closing:

          5.1 ORGANIZATION, GOOD STANDING AND POWER. Each of BEC and BIEI is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

          5.2 AUTHORIZATION. Each of BEC and BIEI has full power and authority to enter into this Agreement and to perform its respective obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and all other agreements, instruments and documents contemplated hereby to be executed by BEC or BIEI and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action of BEC and BIEI, respectively.
This Agreement has been duly executed and delivered by BEC and BIEI, and this Agreement and all other agreements and instruments contemplated hereby to be executed by BEC or BIEI are (or upon execution and delivery thereof by BEC or BIEI will be) valid and binding agreements of such respective party, enforceable against such party in accordance with their respective terms, subject to the Enforceability Exceptions.

          5.3 NO BREACH. The execution and delivery of this Agreement by BEC and BIEI do not, and the consummation of the transactions contemplated hereby will not, (i) violate or conflict with the certificate of incorporation, as amended, or the restated bylaws of BEC or the certificate of incorporation or bylaws of BIEI or (ii) constitute a breach or default (or an event that with notice or lapse of time or both would become a breach or default), or give rise to any lien, third party right of termination, cancellation, material modification or acceleration, under any material agreement, understanding or undertaking to which BEC or BIEI is a party or by which either is bound or any law, rule or regulation to which it is subject.

          5.4 CONSENTS AND APPROVALS. Neither the execution and delivery of this Agreement by BEC and BIEI nor the consummation of the transactions contemplated hereby will require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority or any other person or entity, except (i) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent BEC or BIEI from performing its obligations under this Agreement without having a material adverse effect on BEC and its subsidiaries taken as a whole; (ii) the filing of an appropriate amendment to any applicable Schedule 13D and Form 4 by BEC and BIEI with the SEC; (iii) the filing of reports required under the Exchange Act; and (iv) filings required to be made by the Company.

          5.5 INVESTMENT INTENT. BIEI is acquiring the Spelling Shares for its own account for investment and not with a view to, or for sale in connection with, any distribution of any of the Spelling Shares in violation of applicable securities laws. Purchaser has sufficient business or financial experience to have the capacity to protect its own interests in connection with the acquisition of the Spelling Shares and is able to bear the economic risk of its investment.

          5.6 VIE INTERESTS. BIEI owns the VIE Interests free and clear of any Liens, except as created by the Declaration of Trust (the "Declaration of Trust") dated July 29, 1994 between the Company and BEC or this Agreement, and will transfer the VIE Interests to the Company free and clear of any Liens, except as created by this Agreement or by the Company.

                                   ARTICLE VI
                      ADDITIONAL COVENANTS OF THE COMPANY

          6.1 BEST EFFORTS. The Company will use its reasonable best efforts to cause to be satisfied as soon as practicable and prior to the Closing Date all of the conditions set forth in Article VIII to the obligations of BEC and BIEI to proceed with the transactions contemplated hereby.

          6.2 CONDUCT OF BUSINESS PENDING THE CLOSING. From and after the execution and delivery of this Agreement and until the Closing, except as otherwise contemplated hereby or provided by the prior written consent of BEC, the Company will and will cause its significant subsidiaries to conduct its and their respective businesses and operations in the ordinary course of business consistent with past practices.

          6.3 ACCESS TO PROPERTIES AND RECORDS. From and after the execution and delivery of this Agreement, the Company will afford to representatives of BEC and BIEI access, during normal business hours and upon reasonable notice, to its premises sufficient to enable BEC and BIEI to inspect the Company's assets and liabilities or the operation of its businesses, and the Company will furnish to such representatives during such period all such information relating to the foregoing investigation as BEC and BIEI may reasonably request; provided, however, that any furnishing of such information to BEC or BIEI and any investigation by BEC or BIEI, whether prior to, on or subsequent to the date hereof, shall not affect the right of BEC and BIEI to rely on the representations and warranties made by the Company in this Agreement.

                                  ARTICLE VII
                      ADDITIONAL COVENANTS OF BEC AND BIEI

          7.1 BEST EFFORTS. BEC and BIEI shall each use their reasonable best efforts to cause to be satisfied as soon as practicable and prior to the Closing Date all of the conditions set forth in Article IX to the obligation of the Company to proceed with the transactions contemplated hereby.

          7.2 OPTION VENDOR'S DEEDS. BEC shall use its reasonable best efforts to cause each of the Option Vendors (as defined below) to execute for delivery to the Company on the Closing Date pursuant to Section 19.3 of that certain Option Agreement (the "Option Agreement") dated as of November 9, 1993 by and among BEC and the Vendors named therein (the "Option Vendors") a deed (collectively, the "Option Vendors Deeds") under which the Option Vendor gives to the Company the same warranties, indemnities, representations and undertakings as the Warranties (as defined in the Option Agreement) given to BEC under the Option Agreement.

          7.3 SHARE VENDOR'S DEEDS. BEC shall use its reasonable best efforts to cause each of the Share Vendors (as defined below) to execute for delivery to the Company on the Closing Date pursuant to Section 19.3 of that certain Share Purchase Agreement (the "Share Purchase Agreement") dated as of June 29, 1994 by and among BEC and the Vendors named therein (the "Share Vendors") a deed (collectively, the "Share Vendors Deeds") under which the Share Vendor gives to the Company the same warranties, indemnities, representations and undertakings as the Warranties (as defined in the Share Purchase Agreement) given to BEC under the Share Purchase Agreement. The Option Vendors Deeds and the Share Vendors Deeds are collectively referred to herein as the "Deeds."

          7.4 OPTION ASSIGNMENT AGREEMENT. BEC shall use its reasonable best efforts to cause the Board of Directors of VIE to agree to vary the terms of an option to acquire 550,000 ordinary shares of VIE granted to Robert H.F. Devereux on January 5, 1994 (the "Devereux Option") in order to permit the assignment to the Company of BEC's rights with respect to the Devereux Option pursuant to that certain Option Assignment Agreement (the "Option Assignment Agreement") dated as of June 29, 1994 by and between BEC and Robert H.F. Devereux.

                                  ARTICLE VIII
                 CONDITIONS TO THE OBLIGATIONS OF BEC AND BIEI

          The obligations of BEC and BIEI to proceed with the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing Date of each of the following conditions:

          8.1 ACCURACY OF REPRESENTATIONS AND WARRANTIES AND COMPLIANCE WITH OBLIGATIONS. The representations and warranties of the Company contained in this Agreement shall have been true and correct at and as of the date hereof, and they shall be true and correct in all material respects at and as of the Closing Date with the same force and effect as though made at and as of that time. The Company shall have performed and complied in all material respects with all of its obligations required by this Agreement to be performed or complied with at or prior to the Closing Date. The Company shall have delivered to BEC and BIEI a certificate, dated the Closing Date and signed by one of its senior officers, certifying that such representations and warranties were true and correct at and as of the date hereof, and are true and correct in all material respects at and as of the Closing Date with the same force and effect as though made at and as of that time, and that all such obligations have been thus performed and complied with.

          8.2 NO MATERIAL ADVERSE CHANGES. Between the date hereof and the Closing Date, (i) there shall have been no material adverse change in the condition, financial or otherwise, of the Company and its subsidiaries, (ii) there shall have been no adverse federal, state or local legislative or regulatory change affecting in any material respect the services, products or business of the Company and its subsidiaries, and (iii) none of the properties and assets of the Company and its subsidiaries shall have been damaged by fire, flood, casualty, act of God or the public enemy or other cause, regardless of insurance coverage for such damage, which may have a material adverse effect on the Company and its subsidiaries taken as a whole; and there shall have been delivered to BEC and Purchaser a certificate to that effect, dated the Closing Date and signed on behalf of the Company by one of its senior officers.

          8.3 NO ADVERSE LITIGATION. No action, suit, investigation or proceeding shall have been instituted or threatened by or before any court or other governmental body which shall seek to restrain, prohibit, invalidate or collect damages arising out of the transactions contemplated hereby, or which might affect the right of BIEI to own the Spelling Shares, and which, in the reasonable judgment of BEC, makes it inadvisable to proceed with the transactions contemplated hereby. Neither BEC, BIEI nor any of their directors or executive officers shall suggest, elicit, encourage or aid any such action, suit, litigation or proceeding.

          8.4 CORPORATE CERTIFICATES. The Company shall have delivered to BEC and BIEI (a) true, correct and complete copies of the Articles of Incorporation and Bylaws as in effect immediately prior to the Closing, (b) a certificate of good standing of the Company issued by the appropriate officer of the state in which the Company is incorporated and each state in which the Company is qualified to do business, in each case dated as of a reasonably recent date, and (c) certified copies of all resolutions duly adopted by the Disinterested Directors (as defined in Section 8.7) in connection with the transactions contemplated hereby.

          8.5 SPELLING SHARES. The Company shall have delivered to BIEI a duly executed stock certificate evidencing the Spelling Shares.

          8.6 APPROVAL BY DISINTERESTED DIRECTORS. The execution, delivery and performance of this Agreement and all other agreements, instruments and documents contemplated hereby to be executed by the Company and the consummation of the transactions contemplated hereby shall have been duly authorized by a majority of those directors of the Company (the "Disinterested Directors") who (i) are not also directors, officers or employees of BEC or any subsidiary or other affiliate of BEC, (ii) were not nominated or designated as a director by BEC or any subsidiary or other affiliate of BEC, and (iii) do not otherwise have a financial or other interest in BEC.

          8.7 FAIRNESS OPINION. The Disinterested Directors shall have received an opinion from a reputable independent investment banking company or similar advisor, satisfactory to the Disinterested Directors, that the consideration to be paid by the Company in the transactions contemplated hereby is fair to the Company and its stockholders (other than BEC) from a financial point of view.

          8.8  OPTION AGREEMENTS.  The Company shall have executed and delivered
(i) those certain Option Agreements (the "Alper Option Agreements") to be dated as of the Closing Date by and between the Company and Martin S. Alper, in the form that the parties have agreed; (ii) those certain Option Agreements (the "Chaney Option Agreements") to be dated as of the Closing Date by and between the Company and Timothy M. Chaney, in the form that the parties have agreed; and (iii) that certain Stock Option Agreement to be dated as of the Closing Date by and between the Company and Thomas Allen, in the form that the parties have agreed.

          8.9 REGISTRATION AND INDEMNITY AGREEMENT ETC. The Company shall have executed and delivered to BEC (i) that certain Amended and Restated
Registration and Indemnity Agreement to be dated the Closing Date by and among the Company, BEC and the Share Vendors, in the form that the parties have agreed, (ii) that certain Letter Agreement to be dated the Closing Date by and between the Company and the Share Vendors, in the form that the parties have agreed, and (iii) that certain Letter Agreement to be dated the Closing Date by and between the Company and the Share Vendors, in the form that the parties have agreed.

          8.10 DEED OF ADHERENCE AND ASSIGNMENT AND ASSUMPTION AGREEMENT. The Company shall have executed and delivered (i) that certain deed of adherence to be dated as of the Closing Date by and among the Company and the Share Vendors, pursuant to which the Company shall agree to be bound by the terms of that certain Shareholders Agreement (the "Shareholders Agreement"), dated July 29, 1994, by and among BEC, BIEI and the Share Vendors, and (ii) that certain Assignment and Assumption Agreement (the "Assignment and Assumption Agreement"), to be dated as of the Closing Date, by and among BEC, BIEI and the Company, pursuant to which BEC and BIEI will assign to the Company, and the Company will assume from BEC and BIEI, all of BEC's and BIEI's rights and obligations under the Shareholders Agreement.

                                   ARTICLE IX
                    CONDITIONS TO OBLIGATIONS OF THE COMPANY

          The obligations of the Company to proceed with the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

          9.1 ACCURACY OF REPRESENTATIONS AND WARRANTIES AND COMPLIANCE WITH OBLIGATIONS.

          (a) The representations and warranties of BEC and BIEI contained in this Agreement shall have been true and correct at and as of the date hereof, and they shall be true and correct in all material respects at and as of the Closing Date with the same force and effect as though made at and as of that time. BEC and BIEI shall have performed and complied in all material respects with all of their respective obligations required by this Agreement to be performed or complied with at or prior to the Closing Date. BEC and BIEI shall have delivered to the Company a certificate, dated as of the Closing Date and signed by one of their respective senior officers, certifying that such representations and warranties were true and correct at and as of the date hereof, and are true and correct in all material respects at and as of the Closing Date with the same force and effect as though made at and as of that time, and that all such obligations have been thus performed and complied with.

          (b) The representations and warranties of the Share Vendors in the Share Purchase Agreement shall have been true and correct at and as of the date of the Share Purchase Agreement and they shall have been true and correct in all material respects at and as of the Completion (as defined in the Share Purchase Agreement) and the Share Vendors shall have performed and complied in all material respects with all of their obligations required by the Share Purchase Agreement to be performed or complied with at or prior to the Completion. The condition set forth in this Section 9.1(b) shall be deemed to be waived by the Company unless, prior to the Completion, the Company notifies BEC and BIEI that it believes that this that this condition has not been satisfied.

          9.2 VIE INTERESTS. BIEI shall have delivered to the Company (i) a certificate representing the VIE Shares, together with duly executed declarations of trust and powers of attorney and stock transfers, and (ii) a duly executed assignment of the Devereux Option.

          9.3 CORPORATE CERTIFICATES. BEC and BIEI shall have delivered to the Company (i) true, correct and complete copies of the respective certificates of incorporation and bylaws of BEC and BIEI, as in effect immediately prior to the Closing, (ii) a certificate of good standing of each of BEC and BIEI issued by the Secretary of State of the State of Delaware, dated as of a reasonably recent date, and (iii) certified copies of resolutions duly adopted by BEC's and BIEI's respective boards of directors in connection with the transactions contemplated hereby.

          9.4 NO ADVERSE LITIGATION. No action, suit, investigation or proceeding, shall have been instituted or threatened by or before any court or other governmental body which shall seek to restrain, prohibit, invalidate or collect damages arising out of the transactions contemplated hereby, or which might affect the right of the Company to own the VIE Interests, and which, in the reasonable judgment of the Company, makes it inadvisable to proceed with the transactions contemplated hereby. Neither the Company nor its directors or executive officers shall suggest, solicit, encourage or aid any such action, suit, litigation or proceeding.

          9.5 APPROVAL BY DISINTERESTED DIRECTORS. The execution, delivery and performance of this Agreement and all other agreements, instruments and documents contemplated hereby to be executed by the Company and the consummation of the transactions contemplated hereby shall have been duly authorized and approved by a majority of the Disinterested Directors.

          9.6 FAIRNESS OPINION. The Disinterested Directors of the Company shall have received an opinion from a reputable independent investment banking company or similar advisor, satisfactory to the Disinterested Directors, that the consideration to be paid by the Company in the transactions contemplated hereby is fair to the Company and its stockholders (other than BEC) from a financial point of view.

          9.7 VENDOR'S DEEDS; ASSIGNMENT OF CERTAIN WARRANTIES ETC. BEC shall have delivered to the Company (i) the Deeds; (ii) an assignment pursuant to which BEC will assign to the Company all of its rights under the Option Assignment Agreement; (iii) an assignment pursuant to which BEC will assign to the Company the Devereux Option, together with a copy of a resolution of the Board of Directors of VIE, certified as to its authenticity and completeness by the Secretary of VIE, modifying the Devereux Option to permit such assignment;
(iv) an assignment pursuant to which BEC will assign to the Company all of its rights under that certain Share Purchase Agreement dated as of July 29, 1994 by and among BIEI, Martin S. Alper and Timothy M. Chaney; (v) an assignment pursuant to which BEC will assign to the Company all of its rights under that certain Stock Purchase Agreement dated as of July 29, 1994 by and between BEC and Hasbro, Inc.; and (vi) the Assignment and Assumption Agreement.

                                   ARTICLE X
                       CERTAIN ACTIONS AFTER THE CLOSING

          10.1 EXECUTION OF FURTHER DOCUMENTS. From and after the Closing, upon the reasonable request of a party hereto, the other parties shall execute, acknowledge and deliver all such further acts and assurances as may be reasonably requested (i) to convey and transfer to and vest in BIEI and protect its right, title and interest in all of the Spelling Shares, (ii) to convey and transfer to and vest in the Company its right, title and interest in the VIE Interests and (iii) as may be required or otherwise appropriate to carry out the transactions contemplated by this Agreement.

          10.2 PLEDGE OF VIE SHARES. Promptly following the Closing, the Company will pledge the VIE Shares to BEC pursuant to Section 4 of that certain Pledge and Security Agreement, dated as of January 31, 1994, by and among the Company and certain of its subsidiaries and BEC.

          10.3 EMPLOYEE OPTIONS.

          (a) Immediately following the Closing, the Company shall offer to each employee of VIE who, immediately prior to the Closing, held an option or options to acquire Ordinary Shares (each, an "Employee Option"), the opportunity to convert his Employee Options into the right to receive upon payment of the exercise price thereunder (as adjusted by multiplying such exercise price by .4244), 2.3562 shares of Spelling Stock for each Ordinary Share into which such Employee Option was exercisable immediately prior to the Closing. With respect to employees of VIE who are citizens of the United Kingdom, appropriate accommodations will be made to provide such employees with the full economic benefit of the foregoing option conversions as realized by employees of VIE who are citizens of the United States.

          (b) Immediately following the Closing, the Company shall grant to each of Sean Brennan, Hilary Cranny and Keith Greer, an option to acquire shares of Spelling Stock in accordance with the terms of those Amendments to Employment Agreements listed on Schedule 10.3.

          10.4 SPELLING REGISTRATION STATEMENT. Prior to August 31, 1994, the Company shall file and, if applicable, use its best efforts to cause to be declared effective by the SEC as soon thereafter as practicable, a registration statement or statements so that shares of Spelling Stock to be issued pursuant to the Alper Option Agreements and the Chaney Option Agreements will be registered at the time of issuance under the Securities Act of 1933, as amended.

          10.5 BEC'S PUT RIGHT.

          (a) In the event that, pursuant to the call option or the put option contemplated by Section 11 of the Share Purchase Agreement (the "BEC/VIE Option"), BEC acquires the 936,907 Ordinary Shares (the "Option Shares") subject to the BEC/VIE Option, then BEC shall have the right to require the Company to purchase all, but not less than all, of the Option Shares for a purchase price equal to the aggregate cost of the Option Shares to BEC as provided in the Share Purchase Agreement (the "Option Price"), plus the fees and expenses incurred by BEC in connection with the acquisition of the Option Shares, minus the Initial Consideration Stock Deficit (as defined in the Share Purchase Agreement), if any (the "Option Purchase Price").

          (b) In the event that BEC acquires any or all of the Option Shares other than pursuant to the BEC/VIE Option at an average price per share (the "Alternate Option Price") substantially equivalent to, or less than, the per share price that would have been payable pursuant to the formula used to determine the Option Price, then BEC shall have the right to require the Company to purchase all, but not less than all, of the Option Shares so acquired for the Alternate Option Price, plus the fees and expenses incurred by BEC in connection with the acquisition of such Option Shares (the "Alternate Option Purchase Price").

          (c) The options provided for in this Section 10.5 are collectively referred to herein as the "Put Right". The Put Right may be exercised by BEC at any time within the 30-day period following BEC's acquisition of the Option Shares by delivery to the Company of written notice thereof (the "Put Notice").

          10.6 THE COMPANY'S CALL RIGHT.

          (a) In the event that BEC acquires the Option Shares pursuant to the BEC/VIE Option or otherwise, then the Company shall have the right to purchase all, but not less than all, of the Option Shares so acquired for the Option Purchase Price or the Alternate Option Purchase Price, respectively. In addition, BEC shall exercise its rights and acquire the Option Shares pursuant to the BEC/VIE Option at the request of the Company, in which case the Company shall have the obligation to purchase all, but not less than all, of the Option Shares so acquired for the Option Purchase Price within 90 days; provided, however, that BEC shall be entitled to postpone the closing of its exercise of the BEC/VIE Option for such period of time that, in the reasonable opinion of BEC, is necessary to permit BEC to comply with the Securities Act or the Exchange Act and the rules thereunder and to avoid incurring any liability under Section 16(b) of the Exchange Act.

         (b) The options provided for in this Section 10.6 are referred to herein as the "Call Right". The Call Right may be exercised by the Company at any time within the 30-day period following BEC's acquisition of the Option Shares by delivery to BEC of written notice thereof (the "Call Notice"). BEC shall notify the Company upon exercise of the BEC/VIE Option and upon BEC's acquisition of the Option Shares.

         10.7 CLOSING OF THE PUT RIGHT OR THE CALL RIGHT. If the Put Right is exercised by BEC or the Call Right is exercised by the Company, a closing shall occur at the offices of BEC on the date specified in the Put Notice or the Call Notice, as the case may be, but in no event later than the 15th business day following the delivery of the Put Notice or the Call Notice. At such closing
(a) BEC shall deliver to the Company a certificate or certificates representing the Option Shares, together with duly executed declarations of trust and powers of attorney and stock transfers, and (b) the Company shall (x) pay to BEC by wire transfer of immediately available funds to an account designated by BEC, the Option Purchase Price or the Alternate Option Purchase Price, as the case may be (the "Exercise Price"), minus any amounts credited to the Company pursuant to Section 11.4, or (y) in the Company's sole discretion, deliver to BEC such number of shares of Spelling Stock equal to the quotient of (I) the Exercise Price, minus any amounts credited to the Company pursuant to Section 11.4, divided by (II)(A) the average closing price of Spelling Stock on the New York Stock Exchange Composite Tape, as reported in The Wall Street Journal (Southeast Edition), on the ten trading days immediately preceding the day prior to the date of the closing of the Put Right or the Call Right or, (B) in the case of a transfer of Option Shares where shares of Spelling Common Stock were delivered by BEC to the Share Vendors pursuant to the Share Purchase Agreement in connection with the acquisition of such Option Shares, the price per share of the Spelling Common Stock at which such shares were transferred if such price is greater than the market price determined in accordance with clause (A) above.

         10.8 AGREEMENT TO NEGOTIATE. In the event that BEC acquires any Option Shares other than in accordance with transactions contemplated by Sections 10.5(a) or (b), then the Company and BEC agree to negotiate in good faith the terms of a transaction pursuant to which BEC will transfer to the Company, and the Company will acquire from BEC, the Option Shares.

                                   ARTICLE XI
                          SET-OFF AND INDEMNIFICATION

              11.1 ACKNOWLEDGMENT OF RIGHTS. BEC acknowledges that, following the Closing, the Company is the intended beneficiary of BEC's set-off rights under the Share Purchase Agreement and that pursuant to Section 10.2 of the Share Purchase Agreement, BEC is entitled to exercise its set-off rights as an agent of, and for the benefit of, the Company.

              11.2 CLAIMS OF THE COMPANY. If the Company should have a Claim (as such term is defined in the Share Purchase Agreement), the Company shall as soon as reasonably practicable give written notice (the "Set-Off Notice") to BEC of the Claim, specifying in reasonable detail the matters giving rise to the Claim. Such notice shall request BEC to effect a set-off under the Share Purchase Agreement on behalf of the Company and shall instruct BEC to set-off the amount of such Claim first against the amounts due under the promissory note delivered by BEC to the Share Vendors in connection with consummation of the transactions contemplated by the Share Purchase Agreement (the "Note") for so long as the Note is outstanding and to the extent of the remaining principal balance and then against the amounts to be paid by BEC to the Share Vendors in connection with the exercise of the BEC/VIE Option.

              11.3 SET-OFF. Following receipt by BEC of the Set-Off Notice, BEC shall, in accordance with the terms of the Share Purchase Agreement, effect a set-off of amounts as instructed by the Company pursuant to Section 11.2.

              11.4 CREDITING OF SET-OFF. To the extent BEC has been instructed by the Company to, and has effected a set-off against amounts due under the Note or in connection with the exercise of the BEC/VIE Option, the amount of such set-off that has become final pursuant to Section 10.7.1 of the Share Purchase Agreement, less the amount of interest, if any, that BEC may owe to the Share Vendors pursuant to Section 10.8 of the Share Purchase Agreement, will be credited (i) in the case of a set-off against amounts due under the Note, against the Exercise Price upon the closing of the first exercise of the Put Right or the Call Right following the set-off and (ii) in the case of a set-off against amounts due in connection with the exercise of the BEC/VIE Option, against the Option Purchase Price. Promptly following the last date for exercise of the Put Right or the Call Right, BEC shall pay to the Company, in cash or marketable securities, any of such amount that has not been credited to the Company pursuant to clause (i) or (ii) of this Section. In the case of a set-off against the Note, the amount credited to the Company pursuant to clause (i) of this Section or paid to the Company in accordance with the foregoing sentence will bear interest at LIBOR plus 1% from the time of the set-off until such amount is so credited or paid.

              11.5 LIABILITY OF BEC. BEC, acting as an agent for the Company pursuant to this Article 11, undertakes to perform only such duties as are expressly set forth in this Article 11. BEC shall incur no liability whatever in acting as an agent for the

Company pursuant to this Article XI or Section 10.2 of the Share Purchase Agreement, except by reason of its willful misconduct or gross negligence. BEC may in good faith: (i) act in reliance upon any writing or instrument or signature which it, in good faith, believes to be genuine; (ii) assume the validity and accuracy of any statement or assertion contained in such a writing or instrument; and (iii) assume that any person purporting to give any writing, notice, advice or instructions in connection with the provisions of this
Article 11 has been duly authorized to do so.

              11.6 INDEMNIFICATION OF BEC. The Company hereby agrees to indemnify, defend and hold harmless BEC from and against all losses, damages, costs, charges, payments, liabilities, and expenses, including the costs of litigation, investigation and reasonable legal fees incurred by BEC and arising directly or indirectly out of its role as agent for the Company pursuant to this Article 11 and Section 10.2 of the Share Purchase Agreement, except as caused by the willful misconduct or gross negligence of BEC. BEC may consult with counsel of its own choice and shall have full and complete authorization and protection for any action taken or suffered by it under this Article 11 in good faith and in accordance with the opinion of such counsel. The provisions of this Section 11.6 shall survive termination of the agency arrangement contemplated by this Article 11.

                                  ARTICLE XII
                                 MISCELLANEOUS

         12.1 DECLARATION OF TRUST. The parties hereto agree that the Declaration of Trust shall be terminated immediately prior to the Closing.

         12.2 TRANSACTION EXPENSES; BROKERS' FEES. Each party shall pay its own legal, accounting and other transaction expenses (including brokers' fees) in connection with the transactions contemplated hereby. The Company shall indemnify and hold harmless BEC and BIEI from the commission, fee or claim of any person, firm or corporation employed or retained or claiming to be employed or retained by the Company to bring about, or to represent it in, the transactions contemplated hereby. BEC and BIEI shall indemnify and hold harmless the Company from the commission, fee or claim of any person, firm or corporation employed or retained or claiming to be employed or retained by BEC or BIEI to bring about, or to represent either of them in, the transactions contemplated hereby.

         12.3 AMENDMENT AND MODIFICATION. The parties hereto may amend, modify and supplement this Agreement in such manner as may be agreed upon by them in writing.

         12.4 TERMINATION.

         12.4.1 Anything to the contrary herein notwithstanding, this Agreement may be terminated and the transactions contemplated hereby may be abandoned:

                 (a) by the mutual written consent of the parties hereto at any time prior to the Closing Date; or

                 (b) by any party hereto in the event of the material breach by any other party hereto of any provision of this Agreement, which breach is not remedied by the breaching party within 20 days after receipt of notice thereof from the terminating party.

         If this Agreement is terminated pursuant to clause (a) of this paragraph 12.4.1, no party shall have any liability for any costs, expenses, loss of anticipated profit or any further obligation for breach of warranty or otherwise to any other party to this Agreement. Any termination of this Agreement pursuant to clause (b) of this paragraph 12.4.1 shall be without prejudice to any other rights or remedies of the respective parties.

         12.4.2 This Agreement may be terminated by any party hereto upon written notice to all other parties hereto, without liability for any costs, expenses, loss of anticipated profit or any further obligation for breach of warranty or otherwise to any party to this Agreement, if the Closing does not occur on or prior to September 30, 1994 (the "Termination Date"). The right to terminate this Agreement shall not be available to any party whose breach of any provision of this Agreement shall have been the cause of, or resulted in, the failure of the Closing to occur prior to the Termination Date.

         12.5 ADJUSTMENTS. In the event that prior to the Closing the outstanding shares of Spelling Stock or the outstanding Ordinary Shares shall have been increased, decreased or changed into or exchanged for a different number or kind of shares or securities by reorganization, recapitalization, reclassification, stock dividend, stock split or other like changes in the Company's capitalization, then an appropriate and proportionate adjustment shall be made in the number and kind of shares of Spelling Stock or Ordinary Shares, as the case may be, to be thereafter delivered pursuant to this Agreement.

         12.6 INVESTMENT REPRESENTATIONS. Each party hereto expressly represents and warrants to all other parties hereto that (a) before executing this Agreement, said party has fully informed itself of the terms, contents, conditions and effects of this Agreement; (b) said party has relied solely and completely upon its own judgment in executing this Agreement; (c) said party has had the opportunity to seek and has obtained the advice of counsel before executing this Agreement; (d) said party has acted voluntarily and of its own free will in executing this Agreement; (e) said party is not acting under duress, whether economic or physical, in executing this Agreement; and (f) this Agreement is the result of arm's-length negotiations conducted by and among the parties hereto, the Disinterested Directors and their respective counsel.

         12.7 BINDING EFFECT. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

         12.8 ENTIRE AGREEMENT. This Agreement, including the exhibits and schedules, contains the entire agreement of the parties hereto with respect to the transactions contemplated hereby, and supersedes all prior understandings and agreements (oral or written) of the parties with respect to the subject matter hereof. The parties expressly represent and warrant that in entering into this Agreement they are not relying on any prior representations made by any other party concerning the terms, conditions or effects of this Agreement which terms, conditions or effects are not expressly set forth herein. Any reference herein to this Agreement shall be deemed to include the exhibits and schedules.

         12.9 INTERPRETATION. When a reference is made in this Agreement to an article, section, paragraph, clause, schedule or exhibit, such reference shall be to an article, section, paragraph, clause, schedule or exhibit of this Agreement unless otherwise indicated. The headings contained herein and on the schedules are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or the schedules. References to pronouns shall be deemed to include the masculine, feminine and neuter versions thereof. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." Time shall be of the essence in this Agreement.

         12.10 EXECUTION IN COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

         12.11 NOTICES. Any notice, consent, approval, request, acknowledgment, other communications or information to be given or made hereunder to any of the parties by any other party shall be in writing and delivered personally, sent by express delivery service or certified mail, postage prepaid, or sent by telecopy, as follows:

         If to the Company, addressed to:

         Spelling Entertainment Group Inc.
         5700 Wilshire Boulevard
         Los Angeles, CA  90036
         Attn:  Peter H. Bachmann
         Fax: (213) 965-5840

         with copies to:

         John L. Muething
         1800 Provident Tower
         One East Fort Street

         Cincinnati, OH 45202
         Fax: (513) 579-6457

                  and

         Taft, Stettinius & Hollister
         1800 Star Bank Center
         425 Walnut Street
         Cincinnati, OH 45202-3597
         Attn: Timothy E. Hoberg
         Fax: (513) 381-0205

         If to BEC or BIEI, addressed to:

         Blockbuster Entertainment Corporation
         One Blockbuster Plaza
         Fort Lauderdale, Florida  33301
         Attn:  Thomas W. Hawkins
         Fax: (305) 832-3929

         with a copy to:

         Eckert Seamans Cherin & Mellott
         600 Grant Street, 42nd Floor
         Pittsburgh, Pennsylvania  15219
         Attn:  Bryan D. Rosenberger
         Fax: (412) 566-6099

Any party may change the address or fax number to which notices hereunder are to be sent to it by giving written notice of such change in the manner herein provided for giving notice. Any notice delivered personally shall be deemed to have been given on the date it is so delivered, any notice delivered by express delivery service or certified mail shall be deemed to have been given on the date it is received, and any notice sent by telecopy shall be deemed to have been given on the date it is faxed (so long as a hard copy is sent by regular U.S. mail).

         12.12 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed therein.

         12.13 CONFIDENTIALITY; PUBLICITY. No press release or other public announcement related to this Agreement or the transactions contemplated hereby will be issued by the Company without the prior approval of BEC, except that the Company may make such public disclosure which it believes in good faith to be required by law or by the terms of any listing agreement with a securities exchange (in which case the Company will consult with BEC prior to making such disclosure). No press release or other public announcement related to this Agreement or the transactions contemplated hereby will be issued by BEC or BIEI without the prior approval of the Company, except that BEC may make such public disclosure which it believes in good faith to be required by law or by the terms of any listing agreement with a securities exchange (in which case BEC will consult with the Company prior to making such disclosure).

         12.14 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

         12.15 ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior consent of the other parties.

         12.16 NO THIRD-PARTY BENEFICIARIES. This Agreement shall inure to the benefit of, be binding upon and be enforceable by and against, the parties hereto and their respective successors and permitted assigns, and nothing herein expressed or implied shall be construed to give any other person any legal or equitable rights hereunder except as provided in Section 10.3 with respect to the rights of holders of Employee Options.

         IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the day and year first above written.


                          SPELLING ENTERTAINMENT GROUP INC.


                          By:
                               -----------------------------------------------
                          Title:
                                  --------------------------------------------



                          BLOCKBUSTER ENTERTAINMENT CORPORATION


                          By:
                               -----------------------------------------------
                          Title:
                                  --------------------------------------------



                          BLOCKBUSTER INTERACTIVE ENTERTAINMENT, INC.


                          By:
                               -----------------------------------------------
                          Title:
                                  --------------------------------------------

                        INDEX OF SCHEDULES AND EXHIBITS
                                       TO
                               EXCHANGE AGREEMENT


Schedule 2.1          -       Fees and Expenses of Acquisition of VIE Interests
Schedule 4.10         -       Compliance with Laws
Schedule 10.3         -       Amendments to Employment Agreements